EXHIBIT 2.1

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (“Agreement”) made this 3rd day of January, 2013, by Heron Lake BioEnergy, LLC, hereinafter Company, the sole member of Lakefield Farmers Elevator, LLC, hereinafter Seller, whose address is 111 Main Street, Lakefield, Minnesota, and FCA CO-OP, a Minnesota Cooperative, hereinafter referred to as Buyer, whose address is 105 Jackson Street, PO Box 228, Jackson, MN 56143.

WHEREAS, Seller has conducted and operated a grain elevator, a petroleum retail outlet and related business services in the cities of Lakefield and Wilder Minnesota; and,

WHEREAS, Company owns all of the outstanding membership interests of Seller and desires to sell the assets of the Seller; and,

WHEREAS, Buyer desires to purchase the assets of the Seller identified hereinafter.

NOW THEREFORE, in consideration of the terms and conditions contained herein and other good and valuable consideration, it is agreed by and between the parties as follows:

1.                                      Assets.           On and subject to the terms and conditions set forth in this Agreement and the consummation of the transactions contemplated by the Agreement, on the closing date (hereinafter specified in Section 2 below and hereinafter referred to herein as the “Closing Date”), Seller hereby agrees to sell and transfer to Buyer and Buyer does hereby purchase and acquire all the assets of Seller as existed on November 27, 2012, other than the excluded assets, which acquired assets includes all real estate identified on the attach “EXHIBIT B”, customer lists, the machinery, equipment, bunkers, rolling stock, tools, shop parts, furniture, fixtures, and other fixed assets, and computers, identified on the attach “EXHIBIT A”, the “consumable” shop inventory used to operate the business and not held for resale, such as engine oil for rolling stock and machinery and equipment, propane at Wilder and Lakefield sites, oil to control dust, etc,, the grain bin identified on the attach “EXHIBIT D”, the grain inventory purchased pursuant to the Grain Transfer Agreement provisions of Section 19, and the consumable fuel inventory used to operate the card-troll retail fuel business purchased pursuant to the Fuel Inventory Agreement provisions of Section 19, free and clear of all liens and encumbrances except as otherwise specifically identified herein. Buyer is not purchasing any of Seller’s cash, cash equivalents, license deposits, contracts (other than the grain contracts identified in Section 19), inventory (other than grain inventory or fuel inventory or the consumable shop inventory used to operate the business and not held for resale, purchased at Closing hereunder), obligations, name, accounts receivable, or any other excluded assets identified on the attach “EXHIBIT C” or any other interest in the Company or Seller, and is not herewith entering into any legal relationship or acquiring any interest in the Company or Seller other than the purchase of the specified assets. All of the Company’s, Seller’s and Gavilon, LLC inventory will be removed on or before closing, or purchased pursuant to the Grain Transfer Agreement provisions of Section 19, unless prior arrangements are made with Buyer.

2.                                      Purchase Price; Closing.        The purchase price shall be Three Million Seven Hundred Fifty Thousand Dollars ($3,750,000.00), plus the purchase price for the grain inventory or fuel inventory purchased pursuant to the provisions of Section 19. Buyer shall deposit Three Hundred Seventy Five Thousand Dollars ($375,000) as earnest money with First American Title Insurance Company, 801 Nicollet Mall, Minneapolis, MN 55402 Attn: Kristi Broderick, within one (1) business day of execution of this Agreement (the “Earnest Money”), which amount shall be refunded to Buyer upon any termination of this Agreement by Buyer hereunder, paid over to Seller upon any termination of this Agreement by Seller as a result of Buyer’s failure to cure its breach of this Agreement or the failure of a condition to closing the transactions contemplated hereby as a result of Buyer’s actions or inactions (other than the financing contingency described in Section 15 hereof), or credited to the purchase price at the closing of this transaction (the “Closing”) by mail or in person at a location to be mutually agreed upon by the parties hereto on January 30th , 2013 (the “Closing Date”), unless the parties mutually agree to extend the Closing Date or the Closing Date is extended pursuant to the terms hereof.  On the Closing Date: a) Seller shall cease operations of the Lakefield and Wilder locations; allow Buyer to undertake a final inspection of the assets sold; confirm the existence and operating condition of all equipment sold (identified on the Schedule of Fixed Assets on the attach “EXHIBIT A” or in “REPLACEMENT EXHIBIT A” to be attached to the Bill of Sale, as provided at the end of this Section 2; and, to undertake the measure of all inventory (fuel and grain) to be transferred pursuant to this agreement; b) Seller shall deliver to Buyer the duly-executed documents, instruments and considerations specified in this Agreement or as reasonably required to transfer the acquired assets to Buyer or otherwise effect the consummation of the transactions described herein, including but not limited to General Warranty Bills of Sale for the fixed assets and other personal property acquired hereby substantially in the form of the General Warranty Bill of Sale attached hereto and incorporated herein by reference as “EXHIBIT D” for the transfer of the Grain Bin; and c) Buyer shall deliver to Seller the purchase price for the acquired assets less the earnest money deposit by wire transfer or immediately available funds to a bank account specified by Seller, the assumption agreements related to DP corn grain contracts specified in Section 19 and the Grain Bin transfer and the Koedam Bill of Sale, and such other duly-executed documents, instruments and considerations reasonably required to transfer the acquired assets to Buyer or otherwise effect the consummation of the transactions described herein.  If there any changes in the items listed on the attached “EXHIBIT A” between the date of this Agreement and the Closing Date, then Seller and Buyer shall prepare (based on its inspection on the Closing Date) an Updated Schedule of Fixed Assets listing the fixed assets sold as of the Closing Date and shall be attached to this Agreement as “REPLACEMENT EXHIBIT A”.  The $850,000 portion of the purchase price allocated for the fixed assets sold as of the Closing Date shall be adjusted plus or minus the fair market value (as agreed to by Seller and Buyer) of any fixed assets listed on or missing from “REPLACEMENT EXHIBIT A” which represents additions or deletions from EXHIBIT A.

3.                                      Corporate ownership transfer.   Seller shall execute and tender to Buyer all necessary corporate documents to transfer all assets of the Seller identified herein. Buyer shall execute and tender to Seller all necessary corporate documents to purchase all assets of the Seller identified herein or assume the grain contracts identified in Section 19. Seller and Buyer each agree to execute any and all other documents that may later be required or reasonably requested to complete the transfer of ownership of the acquired assets, the assumption of the grain contracts specified in Section 19, or to allow the Buyer to transfer any necessary license, permit or acquired contract.

4.                                      Covenant Not to Compete.        Seller agrees it shall not compete with the Buyer in the grain purchasing business in cities of Lakefield, Jackson, Round Lake, Trimont, Sherburn or Wilder Minnesota for a period of five (5) years from the close of this sale. This provision shall survive the Closing, and Seller agrees to execute any reasonable documentation confirming this non-compete agreement at Closing.  Company agrees it shall not compete with the Buyer in the grain purchasing business in cities of Lakefield, Jackson, Round Lake, Trimont, Sherburn or Wilder Minnesota for a period of five (5) years from the close of the sale of its elevator facility. This provision shall survive the Closing, and Company agrees to execute any reasonable documentation confirming this non-compete agreement at Closing.

5.                                      Seller debts; Buyer’s assumptions.         At Closing, Seller shall pay all account payables of the Seller due and owing as of January 30th, 2013 and any and all debt owed by Seller as of January 30th, 2013 as necessary for Seller to deliver marketable title at Closing to any assets purchased herein. Seller shall indemnify and hold the Buyer harmless against all such accounts payable and other liabilities not expressly assumed by Buyer hereunder.  Unless specifically provided in this agreement, Buyer is not acquiring, directly or indirectly, any of Seller’s or the Company’s liabilities or obligations and no such assumption shall accrue to Buyer by operation of law or otherwise.  Buyer shall indemnify and hold Seller and the Company harmless against all liabilities or obligations assumed by Buyer under Section 19 with respect to DP grain contracts, the Grain Bin and any other contracts expressly assumed by Buyer hereunder.

6.                                      Employees.       Parties acknowledge that this is a purchase agreement for the assets of Seller and that there is no guarantee to acquire or obligation to employ employees of the Company or Seller.

7.                                      Representations of Seller.  Seller represents and warrants to the Buyer as follows:

a)                                     the assets to be transferred to the Buyer pursuant to this Agreement, whether tangible or intangible, shall be at the time of transfer free of any and all liens, security interests, claims and encumbrances;

b)                                     Seller is not in breach or in default of any contract, lease or arrangement affecting the operation of the assets being acquired hereunder and Seller shall duly perform any such contract, leases and arrangements until Closing;

c)                                      there are no actions or proceedings pending or threatened against Seller or the Company affecting the operation of the assets being acquired hereunder;

d)                                     Seller is not insolvent and the Company is not insolvent and neither will be rendered insolvent by this sale;

e)                                      all equipment, tools, furniture, fixtures, machinery and computers of Seller are in good operating condition and repair, normal wear and tear excepted;

f)                                   Seller and the Company have complied with all applicable federal, state and local laws in any way related to the conduct and operation of Seller;

g)                                      no special consents are required to carry out the transaction contemplated in this Agreement, other than the consent of mortgagee that encumbers the real estate described on Exhibit “B”;

8.                                      Real estate transfer.       The following conditions shall apply to the transfer of the real estate (Property) pursuant to this Agreement:

a.                                      Real estate taxes:  Seller shall pay the real estate taxes payable in 2012 and all prior years.  Real estate taxes due and payable in 2013 shall be prorated to the day of closing. Buyer shall pay the real estate taxes due and payable in 2014 and all subsequent years. In the event that the property is encumbered by assessments, Seller shall pay the portion of the assessments due and payable with Seller’s portion of the real estate taxes to be paid in the year 2013; and Buyer agrees to pay all assessments or any part of any assessment that becomes due and payable thereafter.

b.                                      Possession:  Seller shall deliver possession of the Property to Buyer at Closing on the Closing Date.

c.                                       Conveyance of title:  Subject to Buyer’s performance, Seller shall deliver to Buyer at Closing a Limited Warranty Deed in fully executed, recordable form, conveying marketable title in and to the real estate identified on “Exhibit B”, free and clear from any liens or encumbrances not objected to under subsection (d) hereof, subject to the following exceptions:

Building and zoning laws, ordinances, State and Federal regulations; restrictions relating to the use or improvement of the Property without effective forfeiture provisions; reservation of any minerals or mineral rights to the State of Minnesota, if previously so reserved; covenants, conditions, restrictions, declarations and easements of record, and the use of the weigh scale and egress and ingress set forth in the form of the Koedam Bill of Sale on the Grain Bin which is included in the attach “EXHIBIT D”.

d.                                      Owners Policy of Title Insurance and objections to title:  Within a reasonable time after the date of this agreement, Seller shall provide an updated Owners Policy of Title Insurance commitment for the real estate which shall be certified to date at Sellers’ expense to include proper searches covering bankruptcies, State and Federal liens, and judgments.  Seller shall also provide to Buyer a drawing from the surveyor of the boundaries of the real estate Buyer is purchasing at Lakefield and Wilder hereunder, provided no further survey is required and the surveyor may use his existing data to provide a current drawing of the real estate being sold and purchased hereunder.  Buyer shall be allowed ten (10) days after receipt of the title commitment and surveyor drawings to consider any exceptions to coverage in the title insurance commitment and to make any commercially reasonable objections to title, which shall be in writing or shall be deemed waived.  If any such objections to title are made, the Seller shall be allowed 120 days to remove the exceptions. Pending correction of title, the payments hereunder shall be postponed; but upon correction of title, and within 10 days after written notice to Buyer, the parties shall perform this Agreement according to its terms.

e.                                       Risk of loss:  If for any reason — including, but not limited to, fire, vandalism, flood, earthquake, or act of God — there is any loss or damage to the real estate or personal property being purchased hereunder (“Property”) prior to closing, the risk of loss shall be on the Seller.  If the Property or assets are destroyed or substantially damaged before the closing, Buyer, at Buyer’s option, may declare this agreement to be null and void, and in such event Seller and Buyer shall sign an instrument canceling and terminating this agreement.

f.                                        General warranties:  Seller warrants [a] that there is a right of access to the real estate from a public right-of-way; [b] that prior to closing payment in full has been made for all labor, materials, machinery, fixtures, or tools furnished within 120 days immediately preceding the date of closing in connection with construction, alteration, or repair of any structure on or improvement to the real estate; [c] that Seller has not received notice from any person or governmental authority as to any violation of any law, ordinance, regulation, or restrictive covenant and that any such notice received by Seller will be provided to Buyer immediately.  Seller certifies that there are no known water wells or septic systems located on the real estate and these warranties shall satisfy all reporting requirements.  Buyer represents and warrants that at the time of Closing, it shall have all permits, licenses, bonds and all required governmental authority to conduct the business of the elevator that may be required by law.  Seller and Buyer each represent and warrant to the other party that, as of the date of this Agreement and as of the Closing Date, each has and will have the power and authority to enter into and perform its obligations under this Agreement, this Agreement has been duly and validly authorized by all required corporate action, and upon execution this Agreement shall constitute the valid and binding obligation of each party that shall be enforceable against each party in accordance with the terms hereof.  These warranties shall survive closing.

9.                                      Hazardous substances:

Seller has not engaged in the business of generating, transporting, storing, treating or disposing of hazardous substances or hazardous waste (as those terms are defined in The Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. Section 9601 et seq. or in the so-called “Minnesota Superfund Bill”, Minnesota Statutes Chapter 115B (1984)) on the real estate identified on the attach “EXHIBIT B”, (Real Property); the Real Property has not been used for the storing or disposal of waste or for storing or disposal of hazardous substances during or, to the best of Seller’s knowledge, prior to the period that Seller has been an owner of the Real Property; to Seller’s actual knowledge, neither the real property nor any of its various components contains, is composed of, or emits any hazardous, toxic, or contaminated chemicals, substances, materials or pollutants.  Seller hereby agrees to indemnify Buyer against any and all liability which is the result of a release or threatened release of hazardous substances deposited, stored, disposed of, placed on or which otherwise came to be located on the real property, or which is the result of the existence or emission of any hazardous, toxic or contaminated chemicals, substances, materials or pollutants in, on or from the real property during or prior to the period of Seller’s ownership or possession of the real property.

To the best of Seller’s knowledge, Seller warrants that there are no underground storage tanks, with the exception of the underground tanks used for the retail petroluem outlet, located on the Real Property and that no asbestos is present in the buildings.

Seller shall deliver to Buyer, at Seller’s cost and within 15 days after the date hereof, a Phase I Environmental Site Assessment (the “Phase I”) of the Real Property covered hereby, written under American Standard of Testing and Measurement (ASTM) Standard Practice for Environmental Site Assessments by American Engineering Testing, Inc., to identify to the extent reasonable, pursuant to the methodology prescribed by such ASTM standards, recognized environmental conditions in connection with the Real Property.  The Phase I will be certified to Seller and Company.  In the event that Buyer determines on a commercially reasonable basis that the results of the Phase I are unacceptable, Buyer must notify Seller in writing of such determination and the basis therefor within seven (7) days of its receipt of the Phase I.  Seller shall have ten (10) days following receipt of such notice (the “Election Period”) in which to address any recognized environmental conditions on the Real Property or to otherwise enter into a written undertaking acceptable to Buyer and Seller to remedy the basis for Buyer’s objections within 120 days following receipt of such notice, in which case the Closing may be postponed by Buyer pending the remedy of Buyer’s objections.  If Seller fails to undertake such actions within the Election Period,  Buyer shall have the right to terminate this Agreement by written notice thereof to Seller given within seven (7) days after the expiration of the Election Period, in which event this Agreement shall be null and void and neither party shall have any further rights, obligations, or liability hereunder.  In addition, at Buyer’s expense, Buyer, its agents and designees, are hereby granted the right at any time or times after the date hereof to inspect, analyze, and test the Real Property and their various components including without limitation the Land and Improvements, and all appliances, heating, air conditioning, wiring and plumbing therein and all structural and nonstructural elements thereof, to determine that the improvements and tangible personal property is in good working order and repair, ordinary wear and tear excepted, provided said inspection must take place within fifteen (15) days after the date hereof.  In the event that Buyer determines on a commercially reasonable basis that the Improvements and tangible personal property located on the Real Property are not in good working order and repair (ordinary wear and tear excepted) based on the results of its general site inspection, Buyer shall have the right to terminate this Agreement by written notice thereof to Seller given within seven (7) days after the date of Buyer’s inspection, in which event this Agreement shall be null and void and neither party shall have any further rights, obligations, or liability hereunder.

10.                               Execution of documents.      Each of the parties shall execute and deliver any and all documents necessary to effect the terms of the contract herein.

11.                               Attorney fees and costs.            Any party who breaches this contract shall be liable to the other party for applicable attorney fees and costs incurred as a result of the breach, in addition to compensatory damages.

12.                               Entire agreement:  Except as provided herein, this contract contains the entire agreement between the parties, and no party has relied upon any verbal or written representations, agreements, or understandings not set forth herein.

13.                                 Venue.  Any action brought upon or pursuant to this agreement shall be venued in District Court in and for Jackson County, Minnesota and this contract shall be governed by and construed in accordance with the laws of the State of Minnesota.

14.                                 Notices.  Any notice, demand, or other communication made pursuant to this contract shall be sufficiently given or delivered if it is dispatched by registered or certified mail, postage prepaid, return receipt requested, or delivered personally to the parties addresses set forth above.

15.                               Financing.      This contract is subject to Buyer confirming a reasonable financing agreement with its lender, within ten days (10) of the date this contract is executed by Seller as evidenced below. In the event Buyer is unable to procure such financing, Buyer shall provide written notice to Seller terminating this contract on or before that date which is ten (10) days of the date this contract is executed by Seller, as evidenced below. This financing contingency shall expire with no further effect if written notice of termination is not delivered within said ten (10) days.

16.                               Agreement on asset valuation.      Buyer and Seller agree to execute the necessary IRS forms to acknowledge the assets are valued for the purpose of this sale as follows:

1.	Land	$50,000.
2.	Buildings	$2,800,000.
3.	Equipment	$850,000.
4.	Covenant not to compete	$50,000.

17.                               Conditions Precedent to Closing.         Seller’s performance of its obligations hereunder are expressly conditioned upon the satisfaction of the following:

a.                                      Termination of that certain Corn Storage Agreement between Seller and Gavilon, LLC.

b.                                      Delivery to Buyer of a copy of the fully-executed Koedam Bill of Sale included in the attach “EXHIBIT D”.

If the above conditions precedent are not satisfied, or waived by Buyer on or before the Closing on the Closing Date, then Buyer may terminate this Agreement upon 5 days’ written notice.

18.                               Confidentiality.       Buyer and Seller agree that the terms and conditions of this agreement are and shall remain confidential, provided however that each acknowledges that the Company is a public reporting company and governed by the SEC rules and regulations governing public reporting companies and  to the extent the Company is required to disclose publicly in one or more public filings made with the SEC all or some of the terms of this Agreement the confidentiality covenant shall not apply to such public disclosures and such public disclosures shall not be a violation of this confidentiality provision.  The parties may disclose the terms of this Agreement to their auditors, lenders, legal counsel, directors, management team or other persons or entities who are required to have the details of this Agreement in order to perform their services, but only on the condition that such persons and entities shall agree to keep this information confidential and nonpublic, provided however that the parties agree that their respective financial statements may make such disclosures of this Agreement and the terms hereof to the extent necessary or required under applicable accounting rules and principles. Notwithstanding this confidentiality provision, both parties shall be free to respond to legal process or regulatory inquiry and shall respond with a request that the terms of this contract be treated as confidential to the extent reasonably possible. Buyers , as part of their due diligence, may contact vendors and third parties necessary to operate the assets sold herein to arrange for services to be extended to Buyer and to confirm operating arrangements of the assets, but Buyer agrees not to disclose terms of this agreement other than those terms necessary.

19.                               Grain Transfer Agreement; Fuel Inventory Transfer Agreement.  On the Closing Date, Buyer will assume DP contracted corn that is physically on site, not to exceed 462,000 bushels (“DP Corn” or “DP Open Grain Contracts”), as specified on the attach “EXHIBIT E.” Buyer and Seller agree to settle the purchase and sale on the DP Corn and assumption the next business day following a measure-up that will be conducted on-site on the Closing Date, and settle the DP corn and assumption the next business day.  The purchase and sale of all other physical inventory corn on-site at either Lakefield or Wilder is under discussion between Buyer and Seller, but is not part of this Agreement.  Seller agrees that, but for the DP Corn subject to the DP Corn Contracts assumed by Buyer, the elevator facilities will be empty of corn and soybeans on the Closing Date, subject to any additional corn or soybeans purchased by Buyer from Seller pursuant to additional agreement, provided that, to allow for the orderly sale of such additional bushels that are on-site (above the 462,000 bushels maximum of DP Corn), Seller may extend the Closing Date from January 30th  to no later than end of February 2013 in order to empty the grain bins by Closing on or before the Closing Date. Any purchase of grain inventory by Buyer shall be based upon the “Daily Position Report” (DPR) of Seller or Gavilon LLC as of the Closing Date and confirmed by a federal measure up.  The measure up will be undertaken by a mutually agreed upon third party by Seller and Buyer on or before Closing.  A long measure will not affect the DPR/ sale bushels but a short measure will reduce the DPR/sale bushels.  Seller shall use reasonable efforts to empty grain bins completely and not leave multiply grain bins with grain in the “bottoms.” Buyer agrees to purchase the fuel inventory held for sale at retail at Lakefield cardtrol at its fair market value (wholesale cost to Seller) on the Closing Date (as adjusted for any outstanding purchase or sale contracts for such fuel inventory), as agreed to by Buyer and Seller. On the Closing Date, Buyer and Seller will measure the fuel inventory held for sale at retail at Lakefield cardtrol. Buyer and Seller agree to settle the purchase and sale of the fuel inventory the next business day following the measure.

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 [signature page to Asset Purchase Agreement dated January 3, 2013]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date indicated.

BUYER:	FCA CO-OP	Date:	January 3, 2013

/s/ MARK EGGIMANN		/s/ JERRY SVOBODA
Mark Eggimann, President		Jerry Svoboda, General Manager

SELLER:	Lakefield Farmers Elevator, LLC		Date:	January 3, 2013

/s/ ROBERT J. FERGUSON
Robert J. Ferguson, President and Chief Manager

And the undersigned Company joins in the execution of this Agreement, not as a party to the transactions between Buyer and Seller, but solely for the express purposes set forth in this Agreement.

COMPANY:	Heron Lake BioEnergy, LLC	Date:	January 3, 2013

/s/ ROBERT J. FERGUSON
Robert J. Ferguson, Chief Executive Officer

EXHIBITS

[The following exhibits are omitted from the copy of this agreement as filed with the Securities and Exchange Commission, but will be furnished supplementally by Heron Lake BioEnergy, LLC to the Commission upon request:

Exhibit A	Schedule of Fixed Assets / Other Personal Property
Exhibit B	Legal Description of Real Property
Exhibit C	Other Excluded Assets
Exhibit D	Form of General Warranty Bill of Sale
Exhibit E	Schedule of DP Corn / Open-Grain Contracts]